FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2006

Commission File Number: 333-132076

GAS NATURAL SDG, S.A.

(Translation of Registrant’s Name into English)

Av. Portal de L’Angel, 20-22

08002 Barcelona, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Communications Management

This is a translation of a Spanish language press release.

In case of discrepancies, the Spanish version will prevail.

GAS NATURAL WILL EXAMINE THE BASIS AND CONSEQUENCES OF THE

SUPREME COURT DECISION AND ADOPT THE APPROPRIATE MEASURES

IN DEFENSE OF ITS INTERESTS

•	The injunctive suspension is contrary to Spanish and European Community doctrine and judicial precedents regarding defense of competition.

•	The Board of Directors of Gas Natural will adopt the appropriate measures to protect the interests of its shareholders and demand responsibility for any liability that may result.

•	This new action by Endesa is evidence of the intention of current Endesa management to continue filing legal action against the transaction, depriving its shareholders of the right to decide on said transaction.

GAS NATURAL has been notified of the decision by the Supreme Court to suspend, by injunction, the effectiveness of the Resolution of the Council of Ministers establishing the conditions for competition with respect to the offer by Gas Natural for Endesa.

Although the content of the decision is not known, since it has not yet been notified, GAS NATURAL believes that such decision could be contrary to the doctrine consolidated since time immemorial by said Court, in so many similar precedents that have been the subject of legal actions.

The injunctive suspension of the resolution of the Council of Ministers limits its scope to issues of the Law of Competition to which said acquisition, once it occurs, if it finally occurs, could trigger. Likewise, it must be noted that the Council of Ministers based its decision with respect to the conditions to be imposed, on review and analysis of the reports, which are non-binding and of contrary position, of the competent agencies, and in respect of other reasons which are inherent to the consideration of the Government. It is therefore difficult to deduce what has been the basis for said ruling in order to issue a legal decision that is balanced with the magnitude of the economic interests involved.

Gas Natural will analyze the decision of the Supreme Court with utmost interest to consider the legal consequences that may affect the offer, as well as other matters, and will act by adopting the appropriate measures to defend its interests and those of its shareholders.

Similarly, it will ensure that the interests of the Endesa shareholders are respected which, since today, could be adversely affected, once again, by the actions of its directors, in their aim to frustrate the offer process. In that regard, Gas Natural will consider demanding the relevant economic responsibilities and other liabilities which may arise from any injury.

Barcelona, April 21, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GAS NATURAL SDG, S.A.

Date: April 21, 2006	By:	/S/ CARLOS J. ÁLVAREZ FERNÁNDEZ
		Name:	Carlos J. Álvarez Fernández
		Title:	Chief Financial Officer